November 22, 2019

Christopher Demetriou
President and Chief Executive Officer
c/o Aberdeen Standard Investments ETFs Sponsor LLC
712 Fifth Avenue, 49th Floor
New York, NY 10019

       Re: Aberdeen Standard Precious Metals Basket ETF Trust
           Registration Statement on Form S-3
           Filed November 15, 2019
           File No. 333-234723

Dear Mr. Demetriou:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance